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As filed with the Securities and Exchange Commission on May 7, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

SOMNUS MEDICAL TECHNOLOGIES, INC.
(Name of Subject Company)

SOMNUS MEDICAL TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

835397 10 0
(CUSIP Number of Class of Securities)

285 N. Wolfe Road
Sunnyvale, CA 94086
(408) 773-9121
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

John G. Schulte
President and Chief Executive Officer
Somnus Medical Technologies, Inc.
285 N. Wolfe Road
Sunnyvale, CA 94086
(408) 773-9121
(Name, address, including zip code, and telephone number, including area code, of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Michael S. Dorf, Esq.
David Saul, Esq.
Phillip H. Oettinger, Esq.
George F. Parker, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  Subject Company Information.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Somnus Medical Technologies, Inc., a Delaware corporation ("Somnus"). The address of the principal executive offices of Somnus is 285 N. Wolfe Road, Sunnyvale, California 94086. The telephone number of the principal executive offices of Somnus is (408) 773-9121. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.001 per share ("Common Stock"). As of May 4, 2001, there were 17,355,986 shares of Common Stock issued and outstanding.

ITEM 2.  Identity and Background of Filing Person.

    The name, business address and business telephone number of Somnus, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    This Schedule 14D-9 relates to the tender offer being made by Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("Gyrus"), through its wholly-owned subsidiary, Gyrus Acquisition, Inc., a Delaware corporation ("Merger Sub"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated May 7, 2001, to purchase each outstanding share of Common Stock, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1998, and amended as of May 3, 2001, between Somnus and ComputerShare Trust Company, Inc. (formerly known as American Securities Transfer, Incorporated), as Rights Agent (the Common Stock and Rights together are referred to herein as the "Shares"), at a purchase price of $3.11 per share (the "Per Share Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2001 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Somnus' stockholders concurrently with this Schedule 14D-9.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 4, 2001, among Gyrus, Merger Sub and Somnus (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Somnus (the "Merger"), and Somnus will continue as the surviving corporation. At the effective time of the Merger, each Share then outstanding (other than Shares held by Gyrus, Somnus or Merger Sub or stockholders who perfect appraisal rights under Delaware law, which will be available if the Merger is completed) will be converted into the right to receive an amount in cash equal to the Per Share Price. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

    The Schedule TO states that the principal executive offices of Gyrus and Merger Sub are located at Fortran Road, St. Mellons, Cardiff CF3 OLT, United Kingdom, and its telephone number is 44-1189-219-750. All information in this Schedule 14D-9 or incorporated by reference herein concerning Gyrus or Merger Sub or their affiliates, or actions or events in respect of either of them, was provided by Gyrus or Merger Sub, and Somnus assumes no responsibility therefor.

ITEM 3.  Past Contacts, Transactions, Negotiations and Agreements.

    Certain contracts, agreements, arrangements or understanding between Somnus or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of Somnus, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Somnus or its affiliates and (i) Somnus, its executive officers, directors or affiliates; or (ii) Gyrus or Merger Sub, their respective officers, directors or affiliates.

    In considering the recommendation of the Board of Directors of Somnus (the "Board of Directors" or the "Board") set forth in Item 4 below, Somnus' stockholders should be aware that certain executive officers of Somnus and certain members of the Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

The Merger Agreement

    A summary of the material provisions of the Merger Agreement is included in "The Merger Agreement; the Company Stockholder Agreement" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement a copy of which is filed as Exhibits 3 hereto and is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

Employment and Other Agreements

    In connection with the Merger, all vested options, including those stock options for Somnus Common Stock held by Somnus' executive officers and directors with an exercise price less than $3.11, will entitle each holder to an amount in cash equal to the excess of $3.11 over the per share exercise price of each such option multiplied by the number of shares of Somnus common stock subject to such option.

    The following table sets forth the names, titles and number of shares of Somnus Common Stock with an exercise price of less than $3.11 of Somnus' directors and named executive officers. The number of shares of Somnus Common Stock listed below includes vested options and those options that will accelerate as a result of the Merger.

Name	Position	Number of Shares of Somnus Common Stock Subject to Options with an Exercise Price Less Than $3.11
John G. Schulte	President, Chief Executive Officer and Director	619,660
Robert D. Campbell	Vice President, Sales and Marketing	75,000
Kathryn A. Grenier	Vice President, Clinical and Regulatory Affairs	57,000
Edward H. Luttich	Vice President, Research and Development	140,000
Robert D. McCulloch	VP Finance and Chief Financial Officer	92,917
Brad L. Steadman	Vice President, Manufacturing	120,000
Abhi Acharya	Director	30,000
Stuart D. Edwards	Director	100,000
Mark B. Logan	Director	30,000
Woodrow A. Myers, Jr., MD	Director	35,000
David B. Musket	Director	17,500

    Messrs. Schulte, Campbell, McCulloch, Luttich and Steadman, and Ms. Grenier, (collectively, the "Executives"), are each party to change of control agreements with Somnus that provide for severance payments equal to 12 months' salary plus projected bonus and an additional payment equal to the prior year's bonus upon a change in control of Somnus and the termination of that Executive without cause within 12 months. Somnus did not declare a bonus to the Executives in the prior year. In addition, upon the occurrence of both such events, each Executive's unvested shares under outstanding stock options will fully and immediately vest. In each case, if the Executive does not hold the same position and responsibilities in the combined company after the Merger, such party will be deemed terminated without cause under the terms of their agreements. Additionally, in the event of a change of control of Somnus not followed by termination, Messrs. Steadman and Campbell and Ms. Grenier will receive full and immediate vesting on 50% of their outstanding stock options and Messrs. Schulte and McCulloch will receive full and immediate vesting on 100% of their outstanding stock options.

    In addition, Mr. McCulloch is a party to an Employment Agreement, dated December 8, 2000, pursuant to which he shall receive the above severance payment and vesting in the event of his termination.

    All options granted to members of the Board of Directors pursuant to Somnus' 1997 Director Option Plan, as such options are more fully described herein, will receive full and immediate vesting on 100% of their outstanding stock options upon any termination other than a voluntary resignation from the Board of Directors.

Indemnification

    Gyrus will indemnify present and former directors and officers of Somnus against all claims arising out of actions and omissions occurring on or prior to the effective time of the Merger pursuant to the provisions of the Somnus Certificate of Incorporation prior to the effective time, or indemnification provisions at least as favorable to such provisions. Furthermore, Gyrus has also agreed to maintain from the date shares are accepted pursuant to the Offer until six years after the effective date of the Merger, subject to certain cost limitations, a policy of directors' and officers' liability insurance with respect to matters occurring on or before the effective time of the Merger for the benefit of the present and former directors and officers of Somnus.

Other

    On January 26, 2001, Somnus retained Musket Research Associates, Inc. ("MRA") to act as a nonexculsive finder/advisor in connection with a proposed private placement of stock. MRA was founded by David B. Musket, who has served as a member of Somnus' Board of Directors since acting as a finder/advisor in connection with Somnus' Series B Preferred Stock financing in September 1996. Pursuant to the January 2001 engagement, Somnus agreed to pay MRA a finder's fee equal to 6% of the aggregate proceeds received by Somnus in the private placement from parties solicited by MRA and agreed to reimburse MRA for reasonable expenses incurred in connection with the private placement. As payment, Somnus issued MRA a convertible note which became due and payable in cash upon Somnus' Board of Directors approval on May 3, 2001 of the change in control transaction with Gyrus. In addition, Somnus agreed to indemnify MRA for certain losses arising in connection with MRA's engagement. The Board of Directors approved the payment of approximately $200,000 to MRA at that time with Mr. Musket abstaining on all matters related to the engagement letter and the transaction.

ITEM 4.  The Solicitation or Recommendation.

(a)
Recommendation of Somnus Board.

    The Board of Directors has (1) unanimously determined that each of the Merger Agreement, the Offer and the Merger are advisable, (2) duly approved the Merger Agreement, and the transactions contemplated thereby; and (3) unanimously recommended that the stockholders of Somnus accept the Offer and approve and adopt the Merger Agreement and the Merger.

    A copy of the press release issued by Somnus on May 4, 2001 announcing the Merger and the Offer is filed herewith as Exhibit 5 and is incorporated herein by reference. A copy of a letter to Somnus' stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit 4, and is incorporated herein by reference.

    (b) Background of the Transaction; Reasons for the Somnus Board's Recommendation; Opinion of ABN AMRO Incorporated

    As part of its long-term strategy to increase stockholder value and capitalize on its medical device technology, Somnus' Board and senior management has, from time to time, considered various strategic transactions with other companies. Similarly, from time to time, Somnus' Board and senior management have reviewed various strategic alternatives, including remaining an independent public company, the possibility of acquisitions or mergers with other companies and other transactions.

    In November 2000, senior management of Somnus began informal discussions with ABN AMRO Incorporated, ("AAI"), which acquired the U.S. investment banking business of ING Barings LLC, regarding Somnus' needs for additional capital and its long-term strategic plans.

    On November 9, 2000, Somnus' Board of Directors created a financing committee consisting of Messrs. Musket, Logan, Schulte and Barg (who has since resigned) responsible for the selection and retention of an investment bank to evaluate Somnus' strategic alternatives.

    On November 28, 2000, Somnus formally retained AAI to serve as its exclusive financial advisor to review strategic alternatives, including a possible sale of Somnus.

    On December 7, 2000, AAI provided the Board with an overview of the sales process and discussed with the Board various alternatives to the sale of Somnus including remaining an independent company and raising additional capital under current market conditions. Somnus issued a press release announcing that it had retained AAI as its exclusive financial adviser to provide Somnus with investment banking services and financial advice on strategic alternatives, including raising capital through the sale of stock as well as a possible sale of Somnus.

    During early December 2000, AAI assisted Somnus in preparing a confidential business summary, which contained a brief description of Somnus' business as well as certain financial information. From December 2000 through January 2001, AAI furnished confidential business summaries to 13 potential strategic buyers, including Gyrus, all of whom entered into confidentiality agreements with Somnus.

    On December 12, 2000, Nomura International plc ("Nomura"), Gyrus' financial advisor, contacted Somnus on behalf of Gyrus to express Gyrus' interest in a potential transaction with Somnus.

    On January 3, 2001, Gyrus and Somnus entered into confidentiality agreement and AAI provided Gyrus with certain confidential information about Somnus. Gyrus was informed that a number of parties had expressed interest in acquiring Somnus and had been provided with the same confidential information, and that AAI had invited these parties to submit their non-binding, preliminary indications of interest for an acquisition of the outstanding Common Stock of Somnus.

    On January 18, 2001, Gyrus submitted a non-binding, preliminary indication of interest to acquire all of Somnus' outstanding Common Stock, options and warrants at a price of $2.00 per share, or approximately $30 million in cash, with standard conditions including due diligence and the availability of financing. On January 17, 2001 the closing price of Somnus' common stock on NASDAQ was $0.875,

    Following a review by Somnus of the preliminary indications of interest it had received, Somnus invited a number of interested parties, including Gyrus, to conduct detailed investigations of Somnus. The first of several interested parties visited Somnus on January 22, 2001. The various interested parties stayed from one to three days at Somnus' facilities.

    During the week of January 29, 2001, the management of Gyrus including Brian Steer, Executive Chairman, Tom Murphy, Finance Director, Blair Fraser, New Business Director, and representatives of Nomura, visited Somnus' headquarters in Sunnyvale, California to conduct initial due diligence concerning Somnus. During this time, the management of both Gyrus and Somnus had significant discussions about the potential benefits of a combination.

    On February 9, 2001, AAI invited four interested parties, including Gyrus, to submit firm offers to Somnus by late February. AAI sent a final bid instruction letter to the remaining participants in due diligence, requesting submission of bids and comments on a draft Merger Agreement.

    On February 21, 2001, Gyrus submitted a firm offer letter of $3.00 per share in cash, or approximately $46 million in total equity value for Somnus. This firm offer letter was subject to a variety of conditions, including satisfactory completion of Gyrus' due diligence of Somnus and Gyrus' obtaining financing for the transaction. Somnus received a total of four bids, of which Gyrus' bid was the highest.

    On February 28, 2001, Somnus held a Board meeting at which representatives of AAI provided the Board with a review of the sale process to that date, current public market statistics and valuation parameters. The Board discussed the bid prices that it had received from potential acquirors. Mr. Musket presented the Board with terms for a potential financing. The Board weighed the benefits and drawbacks of a financing as opposed to and in addition to selling Somnus and evaluated the risks inherent in continuing to operate the business as an independent entity. After discussion, the Board decided to continue to pursue a sale of Somnus and support AAI's efforts to get a higher stock price per share. The Board also reviewed Somnus' current cash position, its burn rate, its need for additional capital and the risk that Somnus would not be able to complete a sale of Somnus on a timely basis. After this discussion, the Board, with Musket abstaining, concluded that a financing transaction, in addition to a sale of Somnus, would provide Somnus with needed additional capital in the event a sale would not be completed or would take longer than expected, and would put Somnus in a position to negotiate a sale on better terms.

    On March 1, 2001, in response to Gyrus' February 21, 2001 offer letter and upon direction from the finance committee of the Board, AAI informed Nomura that the Board did not believe that Gyrus' revised offer was indicative of Somnus' value and that the Board was therefore unwilling to recommend that Somnus' stockholders accept an offer for Somnus at this price. Gyrus submitted a further revised offer of $3.375 per share, or approximately $52 million in cash, on March 2, 2001, subject to the same conditions as their previous offer.

    On March 5, 2001, Mr. Schulte, updated the Board via teleconference regarding negotiations with Gyrus. The Board unanimously agreed to move forward with its negotiations with Gyrus.

    On March 14, 2001, Gyrus commenced confirmatory due diligence, including accounting and legal due diligence, of Somnus. Between March 14 and March 16, 2001, representatives from KPMG LLP, Gyrus' accountants, visited Somnus' facilities and conducted extensive financial and accounting due diligence, while Gyrus' legal representatives from Dorsey & Whitney LLP also conducted legal due diligence at Somnus during this time.

    Between March 19 and March 20, 2001, the management teams of Somnus, including Messrs. Schulte and McCulloch, and Gyrus, including Messrs. Fraser and Steer, along with their respective legal and financial advisors, met at Somnus' headquarters to further negotiate the terms of the proposed acquisition. Gyrus continued to conduct due diligence of Somnus during this time.

    During late March and early April of 2001, Gyrus continued to conduct accounting due diligence of Somnus and prepared necessary filings with the UK Listing Authority to initiate an equity rights offering. The proceeds of this rights offering would be mostly used to finance the purchases of Somnus and the Ear, Nose and Throat ("ENT") division of Smith & Nephew PLC. Gyrus' offer to purchase Somnus was subject to placing of the rights offering and closing of the acquisition of this ENT business.

    On April 10, 2001, representatives of Gyrus' placing agent, WestLB Panmure Limited, met with Somnus' management team and toured its facilities as part of its due diligence in connection with the financing of the transaction.

    Also on April 10, 2001, in recognition of the significant costs that Gyrus would incur in pursuing an acquisition of Somnus and to induce Gyrus to proceed with negotiation of the Merger Agreement, Somnus agreed that it would not solicit, initiate or encourage any alternative acquisition proposals during a period ending on May 1, 2001. Additionally, recognizing Somnus' need for additional capital prior to the completion of any potential acquisition and its ongoing financing efforts, Gyrus agreed to raise the valuation and accordingly adjust the offer price per share of Somnus by such amounts as Somnus might raise, and costs Somnus might incur, in connection with an equity financing.

    On April 12, 2001, Messrs. Schulte, McCulloch and Musket, along with representatives of AAI, met with Brian Steer, the Executive Chairman of Gyrus, Tom Murphy, the Chief Financial Officer of Gyrus, and representatives of Nomura in Chicago to continue the negotiations of the terms of the proposed transaction and to discuss Somnus' operating results and projections for fiscal 2001.

    During late April, the management teams of both Somnus and Gyrus, along with their respective legal and financial advisors, began to negotiate the final terms of a definitive Merger Agreement. Somnus and its legal representatives and Gyrus and its legal representatives continued to negotiate the terms of the proposed Merger Agreement during the weeks commencing April 23, 2001, and April 30, 2001.

    On April 26, 2001, Somnus consummated a $3.35 million private financing, selling 2.5 million shares of Somnus common stock at $1.34 per share to new and existing investors, led by Easton Hunt Capital Partners and Brookside Capital Management. As a result of the issuance of the additional shares of Somnus, Gyrus increased its offer by approximately $3.35 million, subject to the same conditions as the previous offer, which adjusted the offer to $3.11 per share.

    On May 2, 2001, there was a meeting of Somnus' Board, including representatives of AAI and Wilson Sonsini Goodrich & Rosati ("WSGR"). The Board discussed the terms under which Gyrus was prepared to move forward with an acquisition of Somnus and the status of negotiations. WSGR reviewed the terms of the Merger Agreement with the Board. WSGR advised the Board of its fiduciary obligations in considering the transaction and noted, among other things, that the Merger Agreements permitted Somnus to terminate the Merger Agreement under certain circumstances, including payment of a termination fee. AAI provided the Board with a lengthy review of the financial aspects of the transaction and market data underlying AAI's analysis. AAI confirmed that, if requested, AAI could deliver an opinion to the Board to the effect that the consideration to be received by Somnus' stockholders was fair to the stockholders of Somnus from a financial point of view The Board authorized management to continue discussions with Gyrus.

    On May 3, 2001, the Board met regarding the status of negotiations. After discussion, the Board requested that AAI render an opinion that the consideration to be received by stockholders of Somnus would be fair to the stockholders of Somnus, from a financial point of view. AAI delivered a written opinion as to such fairness. Based upon discussions, presentations and its review of this fairness opinion, Somnus' Board unanimously approved the Merger and determined that the terms of the

Merger are fair to, and in the best interests of, the stockholders of Somnus and unanimously recommended that stockholders of Somnus accept Gyrus' offer and tender their shares to Gyrus pursuant to the terms of its Offer.

    The Merger Agreement was signed on May 4, 2001, and each company issued a press release announcing the signing on the morning of May 4, 2001. Somnus held a conference call, in which Mr. Steer of Gyrus participated, on the morning of May 4, 2001 to discuss the transaction.

    On May 7, 2001, Gyrus commenced the tender offer.

Reasons for the Somnus Board's Recommendation

    In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that all holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following, in addition to the factors mentioned in "Background" above in this Item 4:

    (1) The financial and other terms of the Offer, the Merger Agreement and the related transaction agreements, including (a) the price to be paid in the Offer and the Merger, (b) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Somnus' stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, (c) that the obligations of Gyrus to consummate the transaction are not conditioned upon the results of a due diligence review or upon obtaining financing, (d) the limited ability of Gyrus to terminate the offer or the Merger Agreement and (e) the other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties;

    (2) The Board considered presentations from representatives of AAI regarding the financial aspects of the proposed Offer and the Merger;

    (3) The current and historical financial condition and the results of operations of Somnus as a stand-alone company, the prospects and strategic objectives of Somnus, the risks involved in achieving those prospects and objectives, the current and expected conditions in the medical device industry and the current national and international economic climate (including Somnus' need for capital and the current uncertainty of the equity markets);

    (4) The relationship of the Per Share Price to the historical market price of the Shares and financial performance measures, including applicable multiples. The $3.11 Per Share Price represented an 86% premium over the $1.67 closing price of the Shares on the Nasdaq National Market on May 2, 2001 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement), a 123% premium over the $1.39 average closing price of the Shares on the Nasdaq National Market for the 30 trading days ending on May 2, 2001 and a 32% premium over the $2.35 average closing price of the Shares on the Nasdaq National Market for the 6-month period ending on December 7, 2000, the day on which Somnus announced that AAI had been retained to explore strategic alternatives.

    (5) The opinion of AAI as to the fairness, from a financial point of view and as of the date of such opinion, of the $3.11 Per Share Price to be received in the Offer and the Merger by the holders of Shares. The full text of AAI's written opinion, dated May 3, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. AAI's opinion is addressed to the Board, relates only to the fairness, from a financial point of view, of the $3.11 Per Share Price, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the offer or as to any other matters relating to the offer or the merger. Holders of Shares are urged to read such opinion carefully in its entirety;

    (6) The business reputation of Gyrus and its management and the ability of the Gyrus to raise sufficient funds for the acquisition, which the Board believed supported the conclusion that an acquisition transaction with Gyrus could be completed in an orderly manner;

    (7) Somnus' prospects and anticipated competitive position if it were to remain a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition.

    (8) Possible alternatives to the offer and the merger involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated therewith;

    (9) The scope and detail of the auction process undertaken by AAI. In the Board's view, this auction process significantly increased the value of consideration to be received by its stockholders;

    (10) The terms of the Merger Agreement permitting Somnus to inform itself should an unsolicited acquisition proposal be forthcoming and, under certain circumstances in accordance with the provisions of the Merger Agreement, to terminate the Merger Agreement (subject to payment to Gyrus of a termination fee in the amount of $2,780,000) and to recommend and accept any such proposal that is superior to the offer.

    The foregoing includes the material factors considered by Somnus' Board. In view of the many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that the holders of Shares tender their Shares in the Offer.

    To the best knowledge of Somnus, all the executive officers and directors of Somnus who own Shares presently intend to tender in response to the Offer all the Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934.

Opinion of Somnus' Financial Advisor

    Under a letter agreement dated November 28, 2001 (the "AAI Letter Agreement"), Somnus engaged AAI to provide financial advisory and investment banking services in connection with a possible sale of Somnus and, if necessary, render an opinion as to whether the consideration to be received by the stockholders of Somnus pursuant to a possible sale of Somnus would be fair from a financial point of view.

    On May 2, 2001, at a meeting of the Somnus Board held to evaluate the proposed Merger, AAI delivered to Somnus' Board its oral opinion that, as of May 2, 2001 and based on the matters considered and subject to the qualifications and limitations on the review undertaken described in the opinion, the Per Share Price was fair from a financial point of view to the stockholders of Somnus. On May 3, 2001, the Board requested and AAI delivered a written opinion to the same effect.

    In its evaluation of Somnus, AAI used the following valuation methodologies:

  •
  market prices and financial data relating to other publicly traded companies engaged in businesses considered comparable to Somnus ("comparable companies analysis");

  •
  financial terms, to the extent that they are publicly available, of recent selected acquisitions of companies engaged in businesses considered comparable to those of Somnus ("comparable M&A transactions analysis");

  •
  premiums paid in selected medical device transactions since February 2000 ("takeover premium analysis"); and

  •
  discounted cash flow analysis of Somnus based on its financial projections for Somnus furnished by the management of Somnus through its fiscal year 2004.

    In its comparable companies analysis, AAI focused not only on other companies which have a presence in the ear, nose and throat ("ENT") field but also on other companies which develop minimally invasive techniques using radiofrequency ("RF") technologies to treat various medical problems. Because Somnus and many of its competitors are in the growth cycle of their development, this analysis focused on enterprise values to revenue multiples, deriving total equity and equity per share values. Using this framework, the offer of $3.11 per share received by Somnus fell within the range of values indicated by the analysis.

    The comparable M&A transactions analysis and takeover premium analysis each yielded results that differed from the comparable companies analysis and were similar to each other. In its comparable M&A transactions analysis, due to the limited number of transactions involving companies using RF in minimally invasive treatments, AAI focused mostly on select transactions within the ENT field within the last few years. Due to the lack of recent transactions involving publicly held targets in the ENT and RF fields, the takeover premium analysis focused on transactions involving a broader range of companies in the medical device area. The offer of $3.11 per share received by Somnus exceeded the range of values indicated by both of these analyses.

    Due to the lack of visibility of projected cash flows, AAI considered the discounted cash flow analysis less relevant in relation to the other three standard valuation methodologies mentioned above. However, when all of the four valuation methodologies mentioned were given equal weight, the offer of $3.11 per share fell within the range of values indicated by these analyses.

    You should consider the following when reading the discussion of the opinion of Somnus' financial advisor in this document:

  •
  We urge you to read carefully the entire opinion of AAI, which is set forth as Annex B to this Schedule 14D-9. The above description of the AAI opinion is qualified by reference to the full opinion set forth as Annex B to this Schedule 14D-9. The full opinion sets forth, among other things, the assumptions made by AAI, the matters it considered and the qualifications and limitations on the review undertaken.

  •
  The AAI opinion was prepared for the benefit and use of the Somnus Board in its consideration of the Merger and does not constitute a recommendation to stockholders of Somnus as to whether they should tender their shares, or take any other action, in connection with the transaction.

  •
  The AAI opinion does not address the relative merits of the Offer and the Merger and any other transactions or business strategies discussed by the Somnus Board as alternatives to the Merger Agreement or the underlying business decision of the Somnus Board to proceed with or effect the transaction.

  •
  AAI relied upon forecasts, financial data and other information furnished to it by Somnus and did not undertake any independent verification of such information or any evaluation of any appraisal of the assets and liabilities of Somnus or its subsidiaries.

Although developments following the date of the AAI opinion may affect the opinion, AAI assumed no obligation to update, revise or reaffirm its opinion. The AAI opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to AAI as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the AAI opinion, and that AAI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion.

ITEM 5  Persons/Assets, Retained, Employed, Compensated or Used.

    Somnus engaged AAI as its exclusive financial advisor, pursuant to the terms of the AAI Letter Agreement, to provide financial advisory and investment banking services to Somnus in connection with a possible sale of Somnus (a "Transaction").

    Pursuant to the terms of the AAI Letter Agreement, Somnus agreed to pay AAI, upon completion of a Transaction, a transaction fee equal to the greater of $650,000 or 1.75% of the aggregate consideration paid in a Transaction such as the Offer and the Merger. Pursuant to the terms of the AAI Letter Agreement, AAI will receive $500,000 as an opinion fee for the delivery of the fairness opinion, which fee will be credited toward the total consideration paid to AAI.

    Somnus has also agreed to reimburse AAI for reasonable out-of-pocket expenses of up to $75,000, including the reasonable fees and disbursements of its legal counsel, and to indemnify AAI and related parties against certain liabilities arising out of or in connection with AAI's engagement.

ITEM 6.  Interest in Securities of the Subject Company.

    Except as set forth on Annex A, Item 3 above or Item 8 below, no transactions in the Shares have been effected during the past 60 days by Somnus or any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  Purposes of the Transaction and Plans or Proposals.

    (a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by Somnus in response to the Offer which relate to a tender offer or other acquisition of Somnus' securities by Somnus, any subsidiary of Somnus or any other person.

    (b) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by Somnus in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Somnus or any subsidiary of Somnus, (ii) a purchase, sale or transfer of a material amount of assets of Somnus or any subsidiary of Somnus, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Somnus.

ITEM 8.  Additional Information.

    The Information Statement attached hereto as Annex A is being furnished to Somnus' stockholders in connection with the possible designation by Gyrus, pursuant to the Merger Agreement, of certain persons to be appointed to the Somnus Board other than at a meeting of Somnus' stockholders, and such information is incorporated herein by reference.

    On April 26, 2001, Somnus consummated a $3.35 million private financing, selling 2.5 million shares of Somnus common stock at $1.34 per share to new and existing investors, led by Easton Hunt Capital Partners and Brookside Capital Management. Other investors included Westfield Capital Management, Oracle Partners, and HPB Associates and one accredited individual investor. The purchase price of $1.34 per share reflected the average closing stock price of Somnus' Common Stock for the seven trading days preceding the sale. As part of the transaction, the investors also received warrants to purchase shares of Somnus common stock. The warrants allow the holders to purchase up to 25% of the number of shares purchased in the private placement and become exercisable 90 days after the closing of the private placement at $1.68 per share, if purchased within 180 days of the closing of the private placement, or at $2.01 per share, if purchased thereafter, but prior to the warrants' expiration. Upon the announcement of the Merger on May 4, 2001, the warrants were suspended by their terms and will expire unexercisable in the event that the tender offer is completed within 180 days of the announcement.

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  Exhibits.

Exhibit 1	Offer to Purchase dated May 4, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
Exhibit 2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
Exhibit 3	Agreement and Plan of Merger dated as of May 3, 2001, among Gyrus Group PLC, Gyrus Acquisition, Inc. and Somnus Medical Technologies, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
Exhibit 4	Letter to Stockholders dated May 7, 2001 (attached to this Statement).
Exhibit 5	Press Release, dated May 4, 2001, of Somnus Medical Technologies, Inc. (incorporated by reference to Somnus' Schedule 140-9, filed on May 4, 2001).
Exhibit 6	Fairness Opinion of ABN AMRO Incorporated (attached to this Statement as Annex B).
Exhibit 7	Form of Change of Control Severance Agreement.
Exhibit 8	1997 Director Option Plan (incorporated by reference to Exhibit 10.8 of Somnus' Registration Statement on Form S-1 (file no. 333-35401).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 7, 2001
SOMNUS MEDICAL TECHNOLOGIES, INC.
	By:	/s/ JOHN G. SCHULTE Name: John G. Schulte Title: President and Chief Executive Officer

Annex A

Somnus Medical Technologies, Inc.
285 N. Wolfe Road
Sunnyvale, CA 94086
INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about May 9, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Somnus Medical Technologies, Inc., a Delaware corporation ("Somnus"). You are receiving this Information Statement in connection with the possible election of persons designated by Gyrus Acquisition, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Gyrus Group PLC, a public limited liability company incorporated and existing under the laws of England and Wales ("Gyrus"), to a majority of seats on the Board of Directors of Somnus (the "Board of Directors" or the "Board"). On May 4, 2001, Somnus entered into an Agreement and Plan of Merger (the "Merger Agreement") with Merger Sub and Gyrus, pursuant to which Merger Sub is required to commence a tender offer to purchase all issued and outstanding shares of common stock, $0.001 par value, of Somnus, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1998, between Somnus and Computershare Trust Company (formerly known as American Securities Transfer, Incorporated), as Rights Agent (the common stock and the Rights together are referrred to herein as the "Shares"), at a price per share of $3.11 (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase, dated May 4, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of Somnus common stock along with this Information Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Merger Sub with the Securities and Exchange Commission (the "Commission") on May 7, 2001. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and the purchase of Shares pursuant to the Offer, Merger Sub will be merged with and into Somnus in accordance with the relevant provisions of the Delaware General Corporation Law (the "Merger"). As a result, Somnus will continue as the surviving corporation and will become a subsidiary of Gyrus. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than common stock held in the treasury of Somnus or by Gyrus or any of its subsidiaries, which will be cancelled, and other than Somnus common stock held by stockholders who will have demanded and perfected dissenter's rights under the Delaware General Corporation Law) (the "DGCL") will be cancelled and converted automatically into the right to receive $3.11 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who demand and fully perfect dissenter's rights under the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL.

    The Offer, Merger and Merger Agreement and agreements related to it are more fully described in the Statement on Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by Somnus with the Commission on May 7, 2001 and which is being mailed to holders of the Shares along with this Information Statement.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 14f-1 promulgated

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thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. Information set forth herein related to Gyrus, Merger Sub or Purchaser Designees (as defined below) has been provided by Gyrus. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, Merger Sub commenced the Offer on May 7, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 4, 2001, unless Merger Sub extends it.

GENERAL

    The common stock is the only class of equity securities of Somnus outstanding that is currently entitled to vote at a meeting of the stockholders of Somnus. Each share of Somnus common stock entitles the holder thereof to one vote. As of the close of business on May 3, 2001, there were 17,355,986 outstanding shares of Somnus common stock, of which Gyrus owned no shares and Merger Sub owned no shares.

RIGHTS TO DESIGNATE DIRECTORS AND MERGER SUB DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Merger Sub pursuant to the Offer and from time to time thereafter, Merger Sub will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board as will give Merger Sub representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub following such purchases bears to the total number of Somnus common stock shares then outstanding.

    The Merger Agreement provides that Somnus will increase the size of the Board, secure the resignations of incumbent directors, or promptly take all actions necessary to cause Purchaser Designees to be elected to the Board of Directors.

    Notwithstanding the foregoing, until the Effective Time, Somnus shall use its best efforts to ensure that at least two members of the Board, as of the date of the Merger Agreement remain members of the Board.

    Somnus will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

    The Purchaser Designees will be selected by Merger Sub from among the individuals listed below. Each of the following individuals has consented to serve as a director of Somnus if appointed or elected. None of Purchaser Designees currently is a director of, or holds any positions with, Somnus. Merger Sub has advised Somnus that, to the best of Merger Sub's knowledge, except as set forth below, none of Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Somnus, nor has any such person been involved in any transaction with Somnus or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Merger Sub and Somnus that have been described in the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Gyrus. Unless otherwise indicated,

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each such person is a citizen of the United States, and the business address of each person listed below is 410 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire RG41 5RA, United Kingdom.

Name and Business Address	Position; Present Occupation or Employment; Material Positions Held During the Past Five Years.
Brian Steer	Mr. Steer serves as Chairman of the Board of Directors of Merger Sub. Mr. Steer serves as Executive Chairman of Gyrus, a position that he has held since April 1996. Mr. Steer joined Gyrus as a consultant in January 1994 and was appointed to the Board of Parent in November 1994. Mr. Steer previously served until 1994 as President of Zimmer International, Inc., where he was employed for the previous ten years.
Mark Goble
Dr. Goble serves as Chief Executive Officer and as a director of Merger Sub. Dr. Goble serves as Group Managing Director of Gyrus and is one of its founders. Dr. Goble is a qualified surgeon whose last appointment was Senior Registrar in Urology at Bristol Royal Infirmary.
Tom Murphy
Mr. Murphy serves as Chief Financial Officer, Secretary and as a director of the Merger Sub. Mr. Murphy serves as Group Finance Director of Gyrus. Prior to his association with Gyrus, Mr. Murphy served as Vice President—Finance and Administration of Everest Medical Corporation from 1997 to 2000 and was employed by Everest Medical Corporation from 1994 to 2000.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of our common stock as of April 29, 2001, by (i) each person or entity who is known by Somnus to own beneficially more than 5% of its outstanding shares of common stock, (ii) each director, (iii) each executive officer and (iv) all of Somnus' directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person, options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 29, 2001 are deemed outstanding. Percentage of beneficial ownership is based on 17,305,566 Shares outstanding as of April 29, 2001. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. The address of each person in this table, unless otherwise noted, is as follows: c/o Somnus Medical Technologies, Inc., 285 N. Wolfe Road, Sunnyvale, California 94086.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Medtronic Asset Management, Inc. Attn.:Michael Ellwein 7000 Central Avenue NE Minneapolis, MN 55432-3576	1,190,286	6.9%

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The Travelers Insurance Group, Inc. Attn.: Don Scudder One Tower Square Hartford, CT 06183	1,000,000	5.8%
Oracle Investment Management, Inc. Attention: Larry N. Feinberg 712 Fifth Avenue 45th Floor New York, NY 10019	1,348,769	7.8%
HBP Associates LP Attn.: Howard P. Berkowitz 888 Seventh Avenue New York, NY 10106	1,002,547	5.8%
Stuart D. Edwards	650,000	3.3%
John G. Schulte	357,262	2.1%
David B. Musket	250,235	1.4%
Robert D. McCulloch	193,860	1.1%
Robert D. Campbell	124,319	*
Edward H. Luttich	62,500	*
Woodrow A. Myers, Jr., M.D.	34,135	*
Abhi Acharya	22,031	*
Mark B. Logan	11,250	*
All directors and executive officers as a group (13 persons)	1,867,401	10.8%

*
Less than 1%

BOARD OF DIRECTORS

    The Board of Directors is currently comprised of six members, divided into three classes. At each annual meeting of stockholders, one class of directors is selected to serve for three years or until their successors are elected and shall have qualified. Mark B. Logan and David B. Musket have been designated Class I directors, and their terms expire at the 2001 Annual Meeting of Stockholders. John G. Schulte and Abhi Acharya have been designated Class II directors, and their terms expire at the 2002 Annual Meeting of Stockholders. Stuart D. Edwards and Woodrow A. Myers, Jr., M.D. have been designated Class III directors, and their terms expire at the 2003 Annual Meeting of Stockholders. Biographical information on each director, including his or her age, follows.

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    There is no family relationship between any director or executive officer of Somnus.

Name	Age	Position
Abhi Acharya	60	Independent Consultant
Stuart D. Edwards	55	President, Chief Executive Officer and Chairman of the Board of Silhouette Medical, Inc.
Mark B. Logan	62	Director
David B. Musket	42	President, Musket Research Associates, Inc.
Woodrow A. Myers, Jr., M.D.	47	Executive Vice President, Chief Medical Officer, Wellpoint Health Networks
John G. Schulte	52	Chief Executive Officer and President

    Abhi Acharya has served as a Director of Somnus since his appointment in March 1999. Dr. Acharya has over 25 years of experience in the medical device field and is currently an independent consultant. In 1998, he served as the Senior Vice President of Regulatory Affairs, Quality and Clinical Research for EndoTex Interventional Systems. From 1994 to 1997, he was Vice President of Regulatory Affairs, Quality Assurance and Clinical Research at Target Therapeutics, Inc. From 1993 to 1994, he served as the Senior Technical Advisor for Biometric Research Institute, Inc. From 1977 to 1993, Dr. Acharya held various positions, including Director of the Division of Cardiovascular, Respiratory and Neurological Devices, Chief of Surgical Devices Branch and Chief of the Contact Lens Branch and Engineering and Physical Science Branch for the Office of Device Evaluation, Center for Devices and Radiological Health, Food and Drug Administration. Dr. Acharya holds a B. Tech in Metallurgical Engineering from the Indian Institute of Technology, and an M.S. and a Ph.D. in Biomedical Engineering from Northwestern University.

    Stuart D. Edwards founded Somnus and served as Chairman of the Board, Chief Executive Officer and President of Somnus from its founding in January 1996 through December 1998. Mr. Edwards currently serves as a member of the Board of Directors. Since November 1999, Mr. Edwards has been principally employed as President, Chief Executive Officer and Chairman of the Board of Silhouette Medical, Inc., a private company which develops minimally invasive medical devices for weight reduction conditions. From January 1999 to October 1999, Mr. Edwards was principally employed as the Chief Executive Officer and President of Curon Medical, Inc., a publicly-traded company which develops minimally invasive medical devices for the treatment of esophageal reflux. From July 1992 to May 1995, Mr. Edwards served as President, Chief Executive Officer, and Chairman of the Board of VidaMed, Inc., a public medical device company co-founded by Mr. Edwards, which develops minimally-invasive surgical systems. He continues to serve as a board member of such company. Mr. Edwards holds a Certificate in Mechanical Engineering from the Union of Educational Institutions in England.

    Mark B. Logan has served as a Director of Somnus since December 1999. From 1994 through February 2001, Mr. Logan served as Chairman of the Board and Chief Executive Officer of VISX, Inc., a medical device company. In February 2001, he resigned his position as Chief Executive Officer of VISX and in May 2001, he resigned from the Chairmanship. From January 1992 to October 1994, he was Chairman of the Board and Chief Executive Officer of INSMED Pharmaceuticals, Inc. Previously, Mr. Logan held senior management positions at Bausch and Lomb, Inc., Becton, Dickinson & Co., and American Home Products, Inc. He received a B.A. from Hiram College and a P.M.D. from Harvard Business School. He currently serves on the Board of Directors of Abgenix, Inc., Align Technology, Inc. and Vivus, Inc.

    David B. Musket has served as a Director of Somnus since November 1996 as a designated representative of INVESCO Trust Company, an investor in Somnus. Since August 1991, he has been

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President of Musket Research Associates, Inc. (MRA), an investment banking firm specializing in healthcare, and of DBM Corporate Consulting Group. Since June 1996, he has also been a Managing Member of ProMed Management, LLC, a money management company focusing on both public and private healthcare companies.

    Woodrow A. Myers, Jr., M.D.  has served as a Director of Somnus since August 1997. Since September 30, 2000, Dr. Myers has served as Executive Vice President and Chief Medical Officer at Wellpoint Health Networks. From November 1995 to October 2000, Dr. Myers served as the Director, Healthcare Management, of Ford Motor Company. From August 1991 to October 1995, Dr. Myers served as Senior Vice President and Corporate Medical Director of the Associated Group. From January 1990 to July 1991 he served as the Commissioner of Health of New York City and as an Assistant Professor of Medicine at Cornell Medical College. Dr. Myers holds a B.S. in Biological Science from Stanford University, an M.D. from Harvard Medical School and an M.B.A. from Stanford University.

    John G. Schulte has served as President, Chief Executive Officer and Director of Somnus since January 1999. From 1997 through 1998, Mr. Schulte was President, Surgical Products Division of Genzyme Corporation. From 1996 to 1997, he was Senior Vice President and General Manager at Target Therapeutics, Inc. From 1992 to 1996, Mr. Schulte was President of the US Catheters and Instruments Division of C.R. Bard, Inc. Prior to that, Mr. Schulte served as President and Chief Executive Officer of Crystal Products, Inc., a start-up diagnostics firm. He is a member of the Board of Directors of Spectranetics Corporation. Mr. Schulte holds a B.A. from the College of the Holy Cross and an M.B.A. from Boston University.

(a) Director Compensation

    Directors who are not otherwise compensated by Somnus receive $2,000 for each meeting they attend in person, or $1,000 for each meeting they attend by telephone, and directors may be reimbursed for reasonable expenses in connection with attendance at board and committee meetings. Directors are eligible to receive option grants under Somnus' 1997 Director Option Plan. In fiscal year 2000, the board granted to each of Messrs. Acharya, Myers and Musket options to purchase 22,500 shares of Somnus common stock with an exercise price of $3.25 per share.

(b) Committees Of The Board

    The Board currently has three committees, the audit committee, compensation committee and finance committee.

    Somnus' audit committee consists of Messrs. Logan and Musket. The audit committee reviews Somnus' internal accounting procedures and consults with and reviews the services provided by Somnus' independent accountants. In June 5, 2000, the Board adopted a revised charter for the audit committee which is intended to comply with the recent modification to the audit committee requirements promulgated by the Commission and the Nasdaq National Market.

    Somnus' compensation committee consists of Messrs. Edwards, Logan and Myers. The compensation committee reviews and recommends to the Board of Directors the compensation and benefits of Somnus' employees. The compensation committee also administers Somnus' stock-based employee benefit plans.

    Somnus' finance committee consists of Messrs. Musket, Logan and Schulte. The finance committee was established to pursue a sale of Somnus or other strategic alternatives.

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(c) Board And Committee Meetings

    The Somnus Board of Directors held a total of four regular meetings and one special meeting during the fiscal year ended December 31, 2000. Each of the directors, with the exception of Stuart D. Edwards, attended less than 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the board on which he served. The audit committee met four times, the compensation committee held 12 meetings and the finance committee, first established in October 2000, had no formal meetings during fiscal year 2000.

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EXECUTIVE OFFICERS

    In addition to Mr. Schulte, who is also a member of the Board, the names, ages and experience of the executive officers of the Somnus, who are elected by the board of directors, are as follows:

Name	Age	Position
John G. Schulte	52	Chief Executive Officer and President
Robert D. McCulloch	39	Vice President, Finance, Chief Financial Officer and Chief Information Officer (Principal Financial and Accounting Officer)
Robert D. Campbell	46	Vice President, Sales and Marketing
Edward H. Luttich	45	Vice President, Research and Development
Kathryn A. Grenier	45	Vice President, Clinical and Regulatory Affairs
Brad L. Steadman	44	Vice President, Manufacturing
Dominic D. Vogt	39	Vice President, International Sales

    John G. Schulte.  See biographical information above under "Board of Directors."

    Robert D. McCulloch joined Somnus in October 1997 as Corporate Controller and was promoted to Vice President of Finance and CFO in August 1998 and appointed CIO in July 1999. From 1996 to 1997, Mr. McCulloch was Director of Accounting and Finance at Target Therapeutics, Inc. where he played an integral role in the growth of Somnus' revenues to more than $100 million, and was a key member of the team that effected the $1.1 billion acquisition of Target by Boston Scientific Corp. From 1991 to 1995, he served as General Accounting Manager/Business Process Manager at Anthem Electronics, Inc., and also spent more than eight years in public accounting with PricewaterhouseCoopers LLP. Mr. McCulloch is a Chartered Accountant, a Certified Public Accountant and a member of the Institute of Cost and Management Accountants. He holds a Bachelor of Commerce degree from Rhodes University in South Africa.

    Robert D. Campbell has served as Somnus' Vice President of Sales and Marketing since January 1999. From July 1998 to December 1998, Mr. Campbell served as Somnus' Vice President of Sales. From August 1997 to June 1998, Mr. Campbell was Somnus' Western Regional Sales Manager, Director of Sales and VP of North American Sales. From July 1995 to August 1997, Mr. Campbell was a sales representative with Karl Storz Endoscopy Inc. From June 1994 to July 1995, he was Regional Manager for Enterprise Systems, Inc., a manufacturer of software for hospital inventory management and scheduling. From 1992 to 1994 Mr. Campbell owned and managed a business in a non-related industry. Prior to that Mr. Campbell was Vice President of Corporate Accounts for Criticare Systems, Inc., and held several sales management positions at Nellcor Puritan Bennett, Inc., a developer of diagnostic and therapeutic products for respiratory disorders.

    Edward H. Luttich has served as Somnus' Vice President of Research and Development since November 1999. From 1991 to 1999 Mr. Luttich held a series of technical and operations management positions with Medtronic PS Medical, a manufacturer of implantable medical devices for neurosurgery. He served as Director of Operations from December 1998 to November 1999, Director of Research, Development and Engineering from August 1996 to December 1998, and as Director of Engineering from September 1991 to August 1996. Prior to its acquisition by Medtronic, he was instrumental in the development and evolution of PS Medical's technical and operations organizations. Under his leadership, the organization developed and brought to market revolutionary processes to surface treat silicone products, state of the art implanted application systems for spinal opiates and market leading valve systems for treatment of hydrocephalus. He has a B.S. in Mechanical Engineering from the University of Pennsylvania with advanced course work at Wharton and Pepperdine Universities.

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    Kathryn A. Grenier has served as Somnus' Vice President of Clinical Affairs since April 2000 and recently assumed responsibilities for Regulatory Affairs. From October 1997 to March 2000, Ms. Grenier served as Director of Clinical and PreClinical Affairs. From 1996 to 1997 Ms. Grenier served as Director of Clinical Research at Clinical pathways, a Clinical Research Organization company that supports medical device and diagnostic start-up companies with the initial clinical development phases. From 1989 to 1996, Ms. Grenier held a number of clinical management and technical positions with Becton Dickinson Immunocytometery Systems. From 1986 to 1989, Ms. Grenier was at the University of Arizona, Cancer Center and worked in the area of cell biology research and development. From 1983 to 1986, Ms Grenier was at the University of Utah, Department of Pathology, Hematopathology. She has a B.S. in Medical Technology, certificate in Business Management both from the University of Utah.

    Brad L. Steadman has served as Somnus' Vice President of Manufacturing since September 1999. Mr. Steadman has 20 years experience in the medical industry, and was most recently Director of Operations in the plastics division at Boston Scientific-Target from January 1997 to September 1999, where he was responsible for manufacturing, production control, manufacturing engineering and quality control. Also at Boston Scientific-Target, he served as Director of Extrusion from April 1996 to January 1997. Prior to Target, he served as General Manager with Quintex Corporation from January to August 1995. He has a B.S. from the University of Arizona in Nuclear Engineering and a certificate in Biomedical Engineering from the University of California at Irvine.

    Dominic Vogt has served as Somnus' Vice President of International Sales since March 2001. From September 1999 to March 2001, Mr. Vogt was Somnus' Director of International Sales & Marketing, Rest of the World. From May 1998 to August 1999, Mr. Vogt was Senior Marketing Manager Aneurysm Therapy at Boston Scientific-Target. Also at Boston Scientific-Target, he served as International Marketing Manager for Emerging Markets. Prior to the acquisition of Target Therapeutics Inc. by Boston Scientific, he spent 4 years in Europe as European Sales and Marketing Manager. Mr. Vogt has 13 years of experience in the medical device industry. Mr. Vogt has an MBA in International Management from the University of Dallas, Texas and a BBA in Finance from Ecole des Cadres in Paris, France.

  Employment and Change of Control Agreements

    Somnus has offer letters with each of our named executive officers as defined in the Executive Compensation table below; Brad Steadman, our Vice President of Manufacturing; Kathryn Grenier, our Vice President of Clinical and Regulatory Affairs; and Dominic Vogt, our Vice President of International Sales. The offer letters set forth each officers position and title, salary and other compensation, health benefits, option grant and vesting schedule, and obligation to abide by confidentially provisions. Additionally, each offer letter states that employment with us is at-will and may be terminated by either party at any time with or without notice or cause.

    We also have change of control agreements with all of the above officers except Mr. Vogt. The agreements each provide for severance payments and acceleration of option vesting in the event of termination other than for cause within 12 months of an acquisition, merger, or sale of a majority of our assets. If these two events occur each of these officers receive a severance payment equal to 12 months salary plus projected bonus and an additional payment equal to the prior year's bonus. In addition, upon the occurrence of such events, each officer's outstanding stock options will fully and immediately vest. We have an employment arrangement with Mr. McCulloch that provides for this severance payment and vesting in the event of his termination for any reason. In the event of an acquisition, merger or sale of a majority of our assets not followed by termination, Messrs. Steadman and Campbell and Ms. Grenier will receive full and immediate vesting on 50% of their outstanding stock options and Messrs. Schulte and McCulloch will receive full and immediate vesting of 100% of their outstanding stock options.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires directors, officers and beneficial owners of more than 10% of our Common Stock to file reports of ownership and reports of changes in ownership with the Commission. Such persons are required by SEC regulations to furnish Somnus with copies of all Section 16(a) forms they file.

    Based solely on its review of the copies of such reports received by it, or written representations from reporting persons, Somnus believes that since the fiscal year ended December 31, 2000, Abhi Acharya, David B. Musket, Woodrow A. Myers, Gary R. Bang (who resigned as a director effective January 16, 2001) and Stuart D. Edwards each failed to timely file one Form 5.

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EXECUTIVE COMPENSATION

    The following table sets forth information for the years ended December 31, 2000, 1999 and 1998 regarding the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2000, and whose total annual salary and bonus for such fiscal years were in excess of $100,000 (our "Named Executive Officers"). The amounts listed under the column captioned "All Other Compensation" represent car allowances unless otherwise noted.

						Long-Term Compensation Awards
		Annual Compensation
Name and Principal Position	Fiscal Year					Securities Underlying Options (#)		All Other Compensation
		Salary		Bonus
John G. Schulte President, Chief Executive Officer and Director	2000 1999	$264,365 250,000		$	— 57,700	25,000 510,000		$105,969 99,594	(1) (2)
Robert D. McCulloch Vice President, Finance and Chief Financial Officer	2000 1999 1998	174,481 161,308 128,069			— 33,322 8,410	75,000 20,000 132,000
Robert D. Campbell Vice President, Sales and Marketing	2000 1999 1998	173,943 150,000 111,731			— 30,293 1,327	10,000 40,000 20,000 85,000 25,000	(4)	7,200 7,200 77,195	(3)
Steven J. Ojala(5) Former Vice President, Clinical, Regulatory and Quality	2000 1999	185,000 42,942	(7)		—	20,000 100,000		18,000	(6)
Edward H. Luttich Vice President, Research and Development	2000 1999	160,423 14,577	(9)		—	40,000 100,000		38,654	(8)

(1)
Consists of $6,000 in car allowance, $58,141 in temporary housing reimbursement and $41,828 in tax reimbursement.

(2)
Consists of $6,000 car allowance, $26,617 in moving expenses, and $66,977 in temporary housing reimbursement.

(3)
Consists of $6,925 in car allowance and $70,270 in commissions.

(4)
In March 1998, Mr. Campbell received an option to purchase 25,000 shares of Somnus' Common Stock, which was repriced from $9.25 to $3.375 in August 1998.

(5)
Mr. Ojala is no longer employed by Somnus.

(6)
Consists of $18,000 in housing allowance.

(7)
Mr. Ojala joined Somnus in October 1999 at an annual salary of $185,000.

(8)
Consists of relocation expenses of $38,654.

(9)
Mr. Luttich joined Somnus in December 1999 at an annual salary of $160,000.

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Stock Option Transactions In Fiscal 2000

    The following table sets forth each grant of stock options made during the fiscal year ended December 31, 2000 to each of our Named Executive Officers:

Option Grants In Fiscal 2000

							Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
			Percent of Total Options Granted to Employees in Last Fiscal Year
	Number of Securities Underlying Options Granted
Name					Exercise Price(1)	Expiration Date
							5%	10%
John G. Schulte	25,000	(3)	2.20%		0.875	12/7/10	13,757	34,863
Robert D. McCulloch	25,000 50,000	(3) (4)	2.20 4.40	% %	0.875 0.875	12/7/10 12/7/10	13,757 27,514	34,863 69,726
Robert D. Campbell	10,000 20,000 20,000	(3) (3) (4)	0.90 1.80 1.80	% % %	4.531 0.875 0.875	3/30/10 12/7/10 12/7/10	28,495 11,006 11,006	72,212 27,891 28,891
Steve J. Ojala(5)	20,000	(3)	1.85%		0.875	12/7/10	11,006	27,890
Edward H. Luttich	20,000 20,000	(3) (4)	1.80 1.80	% %	0.875 0.875	12/7/10 12/7/10	11,006 11,006	27,891 27,891

(1)
The exercise price per share of each option was, unless repriced, equal to the closing price of the Common Stock at close of market on the date of grant.

(2)
The potential realization value is calculated based on the ten-year term of the option at its time of grant. It is calculated assuming that the fair market value of our common stock on the date of the grant appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Commission and do not reflect our estimate of future stock growth.

(3)
Options were granted under the Stock Plan and vest over 48 months from the date of grant with 25% of the shares vesting after one year and 1/48 of the shares continuing to vest at the end of each full calendar month thereafter.

(4)
Options were granted under the Stock Plan and vest over 24 months from date of grant with 25% of the shares vesting at the end of each full six calendar months.

(5)
Mr. Ojala is no longer employed by Somnus.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values.

    The following table sets forth the information with respect to stock option exercises during the year ended December 31, 2000, by our Named Executive Officers, and the number and value of securities underlying unexercised options held by our Named Executive Officers at December 31, 2000.

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The fair market value of our common stock at the close of business on December 31, 2000, was $0.3750 per share.

			Number of Securities Underlying Unexercised Options At December 31, 2000		Value of Unexercised In-the-Money Options At December 31, 2000
	Shares Acquired Upon Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
John G. Schulte	—	$—	267,304	352,356	$—	—
Robert D. McCulloch	4,083	5,252	129,834	153,083	—	—
Robert D. Campbell		—	89,063	105,937	—	—
Steven J. Ojala(1)	—	—	29,167	90,833	—	—
Edward H. Luttich	—	—	27,083	112,917	—	—

(1)
Mr. Ojala is no longer employed by Somnus.

Compensation and Management Committee Interlocks and Insider Participation

    No member of the Board of Directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Somnus' board of directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE ON
ANNUAL COMPENSATION OF EXECUTIVE OFFICERS

    The Compensation Committee (the "Committee") is comprised of Messrs. Edwards, Logan and Myers, each of whom is a non-employee director. The Committee sets, reviews and administers Somnus' executive compensation program. The role of the Committee is to establish and recommend salaries and other compensation paid to executive officers of Somnus and to administer Somnus' stock plans. The Committee approves all stock option grants to executive officers, all executive officer base salaries and any cash bonus payments to executive officers and reviews all stock option grants to employees.

    Somnus' executive pay programs are designed to attract and retain executives who will contribute to Somnus' long-term success, to mesh executive and stockholder interest through stock option based plans and to provide a compensation package that recognizes individual contributions and Company performance.

    At this time in Somnus' growth, the Committee has determined that the most effective means of compensation are base salaries, annual incentive bonuses and long-term incentives through Somnus' stock programs

Base Salary

    The base salaries of executive officers are initially determined by evaluating the responsibilities of the position held and the experience and performance of the individual, with reference to the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions in high growth, technology-based companies of reasonably similar size. The Committee reviews executive salaries annually and adjusts them as appropriate to reflect changes in the market conditions and individual performance and responsibility. During fiscal 2000, salaries for executive officers were increased by $15,000 to $25,000, depending on the executive officer.

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Bonus

    The bonuses awarded to executive officers are determined based on achievement of company performance goals. No bonuses were paid to executive officers during 2000.

Stock Options

    Under Somnus' Amended and Restated 1996 Stock Plan, stock options may be granted to executive officers and other employees of Somnus. Upon joining Somnus, an individual's initial option grant is based on the individual's responsibilities and position. The sizes of stock option awards are based primarily on an individual's performance and responsibilities. Because of the competitive nature of the technology industry in which Somnus competes, the Committee believes stock option grants are an effective method of incentivising executives to take a longer term view of Somnus' performance and to ensure that the executive's and the stockholder's interests are aligned.

Other

    Other elements of executive compensation include Company-wide medical and life insurance benefits and the ability to defer compensation pursuant to a 401(k) plan. Somnus does not match contributions to the 401(k) plan.

    The Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for any of the Named Executive Officers, unless such compensation is performance-based. Since the cash compensation of each of the Named Executive Officers is below the $1 million threshold and the Committee believes that any options granted under the Stock Plan will meet the requirements of being performance-based, the Committee believes that the Section will not reduce the tax deduction available to Somnus. Somnus' policy is to qualify, to the extent reasonable, its executive officers compensation for deductibility under applicable tax laws. However, the Committee believes that its primary responsibility is to provide a compensation program that will attract, retain and reward the executive talent necessary to Somnus' success. Consequently, the Committee recognizes that the loss of a tax deduction could be necessary in some circumstances.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
Stuart D. Edwards Mark B. Logan Woodrow A. Myers

    The foregoing Report on Executive Compensation shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Somnus specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

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PERFORMANCE GRAPH

    The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, from the effective date of the initial public offering of Somnus' Common Stock November 6, 1997 through December 31, 2000, with the Nasdaq Stock Market Index and the JP Morgan H & Q Healthcare (excluding Biotechnology) Index. Note that historic stock price performance is not necessarily indicative of future stock price performance. This graph was prepared by Research Data Group, Inc.

COMPARISON OF 38 MONTH CUMULATIVE TOTAL RETURN*
AMONG SOMNUS MED TECHNOLOGIES INC, THE NASDAQ STOCK MARKET (U.S.)
INDEX AND THE JP MORGAN H & Q HEALTHCARE-EXCLUDING
BIOTECHNOLOGY INDEX

Assumes $100 Invested On November 6, 1997 in Stock or on October 31, 1997 in Index
Assumes Dividend Reinvested
Fiscal Year Ending December 31, 2000

A–15

	Cumulative Total Return
	11/6/1997	11/97	12/97	1/98	2/98
SOMNUS MEDICAL TECHNOLOGIES, INC.	100.00	109.52	121.43	92.86	85.71
NASDAQ STOCK MARKET (U.S.)	100.00	100.53	98.77	101.89	111.47
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	100.00	101.87	105.18	105.39	115.14
	Cumulative Total Return
	3/98	4/98	5/98	5/98	6/98
SOMNUS MEDICAL TECHNOLOGIES, INC.	113.10	114.29	94.64	77.98	61.90
NASDAQ STOCK MARKET (U.S.)	115.59	117.54	111.01	118.78	117.39
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	119.60	123.37	118.49	121.86	119.61
	Cumulative Total Return
	7/98	8/98	9/98	10/98	11/98
SOMNUS MEDICAL TECHNOLOGIES, INC.	35.71	29.76	29.76	27.98	28.57
NASDAQ STOCK MARKET (U.S.)	94.12	107.18	111.89	123.27	139.28
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	99.46	107.57	113.30	124.04	127.81
	Cumulative Total Return
	12/98	1/99	2/99	3/99	4/99	5/99
SOMNUS MEDICAL TECHNOLOGIES, INC.	28.57	25.00	27.38	25.00	27.98	24.11
NASDAQ STOCK MARKET (U.S.)	139.28	159.50	145.21	156.20	161.23	156.77
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	127.81	122.26	118.77	121.77	117.84	121.33
	Cumulative Total Return
	6/99	7/99	8/99	9/99	10/99
SOMNUS MEDICAL TECHNOLOGIES, INC.	30.95	26.79	22.62	24.40	21.43
NASDAQ STOCK MARKET (U.S.)	170.87	167.79	174.89	175.13	189.16
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	124.95	122.09	119.64	107.93	105.98
	Cumulative Total Return
	11/99	12/99	1/00	2/00	3/00
SOMNUS MEDICAL TECHNOLOGIES, INC.	17.86	25.00	19.34	35.71	39.89
NASDAQ STOCK MARKET (U.S.)	212.18	258.85	249.27	296.65	290.54
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	111.84	111.66	115.17	112.46	118.49
	Cumulative Total Return
	4/00	5/00	6/00	7/00	8/00
SOMNUS MEDICAL TECHNOLOGIES, INC.	37.50	28.57	35.71	26.19	19.05
NASDAQ STOCK MARKET (U.S.)	244.38	214.90	252.61	238.93	267.17
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	126.29	131.48	143.91	145.89	150.78
	Cumulative Total Return
	9/00	10/00	11/00	12/00
SOMNUS MEDICAL TECHNOLOGIES, INC.	19.65	17.86	8.63	3.57
NASDAQ STOCK MARKET (U.S.)	232.47	213.29	164.43	155.78
JP MORGAN H & Q HEALTHCARE-EXCLUDING BIOTECHNOLOGY	159.86	165.01	168.36	174.68

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Somnus has employment and change of control agreements with certain of its officers. See "Employment and Change of Control Agreements."

    On January 26, 2001, Somnus retained Musket Research Associates ("MRA") to act as a nonexculsive finder/advisor in connection with the proposed private placement of stock. MRA was founded by David B. Musket, who has served as a member of Somnus' Board of Directors since acting as a finder/advisor in connection with Somnus' Series B Preferred Stock financing in September 1996.

A–16

Pursuant to the January 2001 engagement, Somnus agreed to pay MRA a finder's fee equal to 6% of the aggregate proceeds received by Somnus in the private placement from parties solicited by MRA. As payment, Somnus issued MRA a convertible note which became due and payable in cash upon Somnus' Board of Directors' approval on May 3, 2001 of the change in control transaction with Gyrus. The Board of Directors approved the payment of approximately $200,000 to MRA during the May 3, 2001, with Mr. Musket abstaining on this matter.

A–17

Annex B

Opinion of Financial Advisor to
Somnus Medical Technologies, Inc.
May 3, 2001

Board of Directors
Somnus Medical Technologies, Inc.
285 North Wolfe Road
Sunnyvale, CA 94085

Members of the Board:

    We understand that Gyrus Group PLC ("Gyrus") has proposed to acquire all of the issued and outstanding common shares of Somnus Medical Technologies, Inc. ("Somnus") at a price of $3.11 per share (the "Consideration") pursuant to a cash tender offer (the "Tender Offer") and a second-step merger (the "Merger") of a wholly owned subsidiary of Gyrus, Gyrus Acquisition, Inc. ("Merger Sub"), with and into Somnus. Under the terms of the draft dated May 2, 2001 of the Agreement and Plan of Merger (the "Merger Agreement"), which you have advised us is in substantially final form, Merger Sub will offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Somnus (the "Company Common Stock") for a cash purchase price of $3.11 per share. All outstanding stock options that are vested at the time the Merger becomes effective shall be assumed by Gyrus and converted into the right to receive a cash payment equal to $3.11 per share less the exercise price per share. The holders of other outstanding stock options, to the extent they become vested after such time, will be entitled to receive similar payments. The terms and conditions of the Merger and Tender Offer are set forth in more detail in the Merger Agreement.

    You have asked us whether, in our opinion, the Consideration to be offered pursuant to the Merger Agreement is fair from a financial point of view to the holders of Company Common Stock.

    In connection with this opinion, we have, among other things:

  i.
  reviewed certain publicly available financial statements and other business information relating to Somnus;

  ii.
  reviewed certain internal financial statements and other financial and operating data concerning Somnus prepared by its management; analyzed certain financial projections prepared by management of Somnus;

  iv.
  reviewed the reported prices and trading activity for Somnus Common Stock;

  v.
  compared the financial and operating performance of Somnus and the prices and trading activity of Somnus Common Stock with that of certain other publicly-traded companies that we considered to be relevant;

  vi.
  compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent transactions that we considered to be relevant;

  vii.
  reviewed and discussed with the senior management of Somnus the strategic rationale for, and the potential benefits of, the Merger and certain alternatives to the Merger;

  viii.
  participated in discussions and negotiations among representatives of Somnus and Gyrus and their respective financial and legal advisors;

  ix.
  reviewed the draft Merger Agreement and certain related documents; and

B–1

  x.
  performed such other analyses and examinations and considered such other matters as we deemed appropriate.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information reviewed by us and we have not obtained, nor have we made or assumed responsibility for undertaking, any independent verification of such information. We have assumed that Somnus' forecasts, projections and financial data provided to or reviewed by us have been reasonably prepared on bases reflecting the best currently available estimates and judgment of Somnus as to the future financial performance of Somnus.

    We have not made an independent evaluation or appraisal of the assets and liabilities of Somnus or any of its subsidiaries, nor have we been furnished with such evaluations or appraisals. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date hereof. We reserve, however, the right to withdraw, revise or modify our opinion based upon additional information which may be provided to or obtained by us, which suggests, in our judgment, a material change in the assumptions upon which our opinion is based.

    In connection with our engagement, and upon your request, we approached and held discussions with certain third parties to solicit indications of interest with respect to a possible transaction with Somnus.

    We have acted as financial advisor to the Board of Directors of Somnus in connection with this transaction and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger.

    In addition, in the ordinary course of our business, we may actively trade Somnus Common Stock for our own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. Furthermore, certain ABN AMRO Incorporated employees own Somnus Common Stock.

    It is understood that this letter is for the information and assistance of the Board of Directors of Somnus in its consideration of the transactions contemplated by the Merger Agreement and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Somnus with the Securities and Exchange Commission in connection with the Tender Offer and the Merger.

    This letter does not address Somnus' underlying business decision to enter into the Merger nor does it constitute a recommendation as to whether or not any holder of Company Common Stock should tender such Company Common Stock pursuant to the Tender Offer or how any holder of Company Common Stock should vote with respect to the Merger.

B–2

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                      Very truly yours,

                      /s/ ABN AMRO INCORPORATED

                      ABN AMRO Incorporated

B–3

QuickLinks

  ITEM 1. Subject Company Information .
  ITEM 2. Identity and Background of Filing Person .
  ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 4. The Solicitation or Recommendation.
  ITEM 5 Persons/Assets, Retained, Employed, Compensated or Used .
  ITEM 6. Interest in Securities of the Subject Company.
  ITEM 7. Purposes of the Transaction and Plans or Proposals.
  ITEM 8. Additional Information.
  ITEM 9. Exhibits .
SIGNATURE
Annex A
GENERAL
RIGHTS TO DESIGNATE DIRECTORS AND MERGER SUB DESIGNEES
SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
BOARD OF DIRECTORS
EXECUTIVE OFFICERS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
Option Grants In Fiscal 2000
REPORT OF THE COMPENSATION COMMITTEE ON ANNUAL COMPENSATION OF EXECUTIVE OFFICERS
PERFORMANCE GRAPH
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Annex B